(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 000-25346

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction before preparing form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

ACI WORLDWIDE, INC.
Full name of registrant

Transaction Systems Architects, Inc.
Former name if applicable

120 Broadway, Suite 3350
Address of principal executive office (Street and number)

New York, New York 10271
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced and as described in the Current Report on Form 8-K of ACI Worldwide, Inc. (f/k/a Transaction Systems Architects, Inc.) (the “Company”) dated October 27, 2006, the Company’s Audit Committee initiated a voluntary review of the Company’s historical stock option grants for all periods from 1995 to present. The Audit Committee was assisted by independent counsel and outside accounting experts in this review. The Company determined that measurement dates for accounting purposes differed from recorded dates for a number of awards beginning with the Company’s initial public offering in 1995 through fiscal year 2002. Under accounting principles in effect during this period, some of these differences required that non-cash charges be recorded to the extent that the Company’s stock price on the measurement dates were higher than the prices on the recorded dates. On October 27, 2006, the Board of Directors concluded that the Company’s financial statements and all earnings releases and similar communications issued by the Company relating to financial periods since fiscal year 1995 should no longer be relied upon. As described in the Current Report on Form 8-K of the Company dated March 16, 2007, the Company announced the completion of its voluntary review of the Company’s historical stock option granting practices and the resulting estimated non-cash stock based compensation-related adjustments to prior period financial statements. The Company has completed its analysis of the accounting treatment for certain past stock option grants to determine the extent of corrections that were required to its previously reported financial results. These corrections are contained in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006, which was filed on May 11, 2007.

As a result of the delay in completing fiscal 2006 year-end audit and the resulting delay in Company’s ability to file its 10-Qs for the fiscal quarters ended December 31, 2006 and March 31, 2007, respectively, the Company was not able to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 on the August 9, 2007 required filing date. The Company intends to continue to devote all available resources with the objective of filing its Form 10-Q for such period as promptly as practicable.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Henry C. Lyons	(646)	348-6711
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

No significant change in the results of operations from the fiscal 2006 period will be reflected in the Company’s third fiscal quarter of fiscal 2007 Form 10-Q, other than as is related to the Company’s historical stock option practices during prior fiscal periods discovered during the Audit Committee review.

Forward Looking Statements: This Notification of Late Filing on Form 12b-25 regarding ACI Worldwide, Inc. contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. Generally, forward-looking statements do not relate strictly to historical or current facts and may include words or phrases such as the Company “believes,” “will,” “expects,” “looks forward to,” and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this report include, but are not limited to, statements regarding the Company’s desired timing regarding the Company’s desired timing regarding the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

Any or all of the forward-looking statements may turn out to be wrong. They can be affected by the judgments and estimates underlying such assumptions or by known or unknown risks and uncertainties. These factors include, without limitation, the risk that additional information may arise from the preparation of the Company’s financial statements or other subsequent events that would require the Company to make additional adjustments than those described herein. Consequently, no forward-looking statement can be guaranteed. In addition, the Company disclaims any obligation to update any forward-looking statements after the date of this report.

All of the foregoing forward-looking statements are expressly qualified by the risk factors discussed in the Company’s filings with the Securities and Exchange Commission. For a detailed discussion of these risk factors, parties that are relying on the forward-looking statements should review the Company’s filings with the Securities and Exchange Commission, including the Company’s Form 10-K filed on May 11, 2007, specifically the section entitled “Factors That May Affect the Company’s Future Results or the Market Price of the Company’s Common Stock,” and Form 10-Q filed on August 10, 2007, specifically the item entitled “Risk Factors.”

ACI Worldwide, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ACI Worldwide, Inc.
Date:	August 10, 2007	By:	/s/ Henry C. Lyons
		Name:	Henry C. Lyons
		Title:	Senior Vice President and Chief Financial Officer

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